*Printable Version (PDF) available here
Exhibit 12.1

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
Maguire Properties, Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	The Company		The Maguire Properties Predecessor			
	2004	Historical Consolidated Period June 27, 2003 - December 31, 2003	Historical Combined Period January 1, 2003 - June 26, 2003	Historical Combined Year Ended Period December 31, 2002	2001	2000
RATIO OF EARNINGS TO FIXED CHARGES						
Fixed Charges:						
Interest Expense	64,235	26,206	24,853	38,975	45,772	34,511
Interest within Rental Expense	886	266	91	181	181	181
Fixed Charges	65,121	26,472	24,944	39,156	45,953	34,692
Preferred Dividends	17,899	-	-	-	-	-
Fixed Charges and Preferred Dividends	83,020	26,472	24,944	39,156	45,953	34,692
Income (Loss) Before Minority Interests	37,449	(40,747)	(20,874)	(15,161)	(19,928)	133,209
Add Back Fixed Charges	65,121	26,472	24,944	39,156	45,953	34,692
Add Distributed Income from Equity Investees	-	144	1,458	1,907	2,648	15,763
Add (Income) Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	-	25	(1,648)	162	2,679	(3,065)
	102,570	(14,106)	3,880	26,064	31,352	180,599
Ratio of Earnings to Fixed Charges	1.58	(0.53)	0.16	0.67	0.68	5.21
Ratio of Earnings to Fixed Charges and Preferred Dividends	1.24	(0.53)	0.16	0.67	0.68	5.21
Deficiency		**40,578**	**21,064**	**13,092**	**14,601**	